SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
Commission File Number: 000-30540

GIGAMEDIA LIMITED
8F, No. 22, Lane 407, Section 2, Tiding Boulevard
Neihu District
Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ x ] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [ x ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82- .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1.	GigaMedia’s Premier Promotion for Three New Games in the United States

(attached hereto as Exhibit 99.1)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited

(Registrant)

Date: March 11, 2015	By: /s/ Dirk Chen
(Signature)
Name: Dirk Chen

Title: Chief Financial Officer

Exhibit 99.1 FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang Investor Relations Department Country/City Code 8862 Tel: 2656-8080 amanda.chang@gigamedia.com.tw

GigaMedia’s Premier Promotion for Three New Games in the United States

TAIPEI, Taiwan, March 11, 2015 – GigaMedia Limited (NASDAQ: GIGM) today announced attendance to the “Game Connection America 2015” event in San Francisco from March 2nd to March 5th. The Company aimed at introducing new in-house developed games and exploring overseas partners for more business opportunities to expand its international presence.

The Company had three games for its premier promotion at the event, namely “Fantasy League”, “Deadtopia” and “JaeJae Guardians”. The first two titles are developed in partnership with Korean game studios, whereas the latter title is developed on GigaMedia its own.

“Fantasy League” is a 3D RPG about collecting Creature characters and quest adventures in a 3D picture book, Korean styled art theme experience. Players can make use of Creature’s various skills, formation and class effects to form a powerful team to battle against the evil forces in the game.

“Deadtopia” is a cross-platform FPS (first person shooting) game, powered by Unreal Engine 3 for both PC and mobile devices. Featured by various game modes and battle scenes, this game also enables the players to play in virtual reality that increases excitement and involvement. “Deadtopia” is expected to be available on the market in the second quarter of 2015.

“JaeJae Guardians” is a self-developed, tower defense casual mobile game. JaeJae, a famous Taiwanese illustrator and an IP acquired by GigaMedia, is the leading character of the game. The storyline illustrates JaeJae on an adventure to save another character while recruiting companions along her journey for support. “JaeJae Guardians” is featured by its triple row battle strategy where players are now to consider enemies coming in three row lines instead of the classic simple line tactic.

All three games received enthusiastic responses from publishers and developers at the event. Publishers from different countries showed high interest in licensing the demonstrated three games. The Company will carefully evaluate and select appropriate publishers for partnership and expect all three games to be released on the market for players in the second quarter this year.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2014.

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